SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                 26 January 2005


                                  BT Group plc
                 (Translation of registrant's name into English)


                                    BT Centre
                                81 Newgate Street
                                     London
                                    EC1A 7AJ
                                     England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Bristol-Myers Squibb contract announcement made on 26 January
                 2005


JANUARY 26, 2005

BT signs multi-year managed services agreement with Bristol- Myers Squibb

BT (NYSE: BT) today announced it has signed a multi-year managed services agreement with Bristol-Myers Squibb (NYSE: BMY).

Under the terms of the contract, BT will manage Bristol-Myers Squibb's local and wide area network infrastructure globally. As part of the agreement, BT will migrate these services to a state of the art, high speed, IP-based global MPLS infrastructure.

Ben Verwaayen, Chief Executive of BT, said, "To be chosen for this contract by Bristol-Myers Squibb is a significant achievement for BT and speaks volumes about our credentials as the partner of choice for global businesses. We are committed to delivering Bristol-Myers Squibb real value by sharing our expertise and access to the latest technology, as we are doing with noteworthy customers such as National Health Service, the Bavarian State Government, and others."

Chuck Pol, President and Chief Operating Officer, BT Americas stated, "This is a landmark deal for BT. This is further evidence of our leadership in providing global solutions for our customers, and builds on the success we've had with customers such as Unilever, the American Stock Exchange, and others. We look forward to providing an outstanding service to Bristol-Myers Squibb."

About BT

BT is one of the world's leading providers of communications solutions serving customers in Europe, the Americas and Asia Pacific. Its principal activities include IT and networking services, local, national and international telecommunications services, and higher-value broadband and internet products and services.

BT consists principally of three lines of business:

BT Retail, providing fixed and mobile communications services and solutions and IT and networking services to more than 20 million business and residential customers in the UK. It is also a leading UK internet services provider. BT Wholesale, providing network services and solutions within the UK to more than 600 fixed and mobile operators and service providers including the provision of broadband, private circuits. BT Global Services, providing IT and networking services internationally to meet the needs of multi-site organisations with European operations. BT Global Services operates in more than 130 countries and also offers international carrier services.

In the year ended 31 March 2004, BT Group's turnover was GBP18,519 million with profit before goodwill amortization, exceptional items and taxation of GBP2,013 million.

BT Group plc is listed on stock exchanges in London and New York. British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group.

For more information, visit www.bt.com/aboutbt


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date: 26 January 2005